Exhibit 99.3
Publication of the decision to make a takeover offer (Übernahmeangebot) pursuant to Section 10 Para. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)
Bidder:
Merck Vierte Allgemeine Beteiligungsgesellschaft mbH
Frankfurter Straße 250
64293 Darmstadt
Germany

Phone	+49 6151 72 2386

Fax:	+49 6151 72 7707

E-Mail:	steffen.mueller@merck.de
Target:
Schering Aktiengesellschaft
Müllerstraße 178
13353 Berlin
Germany
ISIN: DE0007172009
CUSIP 806585 20 4/ISIN US 8065852043
The offer document will be published on the internet at the web site:
http://www.merck.de
Information of the bidder: Merck Vierte Allgemeine Beteiligungsgesellschaft mbH
Publication of the decision to make an offer pursuant to section 10 para.1 in connection with section 34 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Merck Vierte Allgemeine Beteiligungsgesellschaft mbH, Darmstadt, has decided on March 13, 2006 to make an offer to the holders of shares and to the holders of american depositary shares of Schering Aktiengesellschaft, Berlin, to acquire all ordinary shares with no par value (auf den Inhaber lautende Stückaktien) of Schering Aktiengesellschaft (ISIN DE 0007172009) and all american depositary shares of Schering Aktiengesellschaft, evidenced by american depositary receipts, (CUSIP 806585 20 4/ISIN US 8065852043) for EUR 77.00 per share or american depositary share, respectively, by way of a voluntary public takeover offer (freiwilliges öffentliches Übernahmeangebot).
The bidder is a wholly owned subsidiary of Merck Kommanditgesellschaft auf Aktien, Darmstadt.
The offer document will be published on the internet at the web site http://www.merck.de after the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has permitted its publication.
This is neither an offer to purchase nor a solicitation of an offer to sell shares or american depositary shares of Schering Aktiengesellschaft. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH will file a tender offer statement with the SEC with respect to the takeover offer. Investors and holders of shares and american depositary shares of Schering Aktiengesellschaft are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the SEC when they become available because they will contain important information. Investors and holders of shares and american depositary shares of Schering Aktiengesellschaft will be able to receive these documents, when they become available, free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.merck.de.
This is not an offer of Merck KGaA’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer and management as well as financial statements.

Darmstadt, March 13, 2006
Merck Vierte Allgemeine Beteiligungsgesellschaft mbH

Shares are listed on:
Official Market (Amtlicher Markt) in Frankfurt, Berlin-Bremen, Düsseldorf,
Hamburg, München;
OTC Markets in Stuttgart, Hannover;
Basel, Genf, Zürich, Switzerland
American depositary shares are listed on the New York Stock Exchange, U.S.A.